Exhibit 23.2

Independent Auditors’ Consent

The Board of Directors
TC Pipeline GP, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-3 of our report dated January 23, 2003, with respect to the balance sheets of Northern Border Pipeline Company as of December 31, 2002 and 2001, and the related statements of income, comprehensive income, cash flows and changes in partners’ equity for each of the years in the three-year period ended December 31, 2002 included in TC PipeLines, LP’s Annual Report on Form 10-K for the year ended December 31, 2002 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

March 28, 2003
Omaha, Nebraska